May 16, 2017

James E. O’Connor

U.S. Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Retirement Funds, Inc. (“Registrant”)

   T. Rowe Price Retirement Income 2020 Fund (“Fund”)
 File Nos.: 333-92380, 811-21149

Dear Mr. O’Connor:

The following is in response to your comments provided on April 20, 2017, regarding the Registrant’s Post-Effective Amendment Number 41 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on March 6, 2017 (the “Amendment”) to add the Fund as a series. Your comments and our responses are set forth below.

Prospectus

Comment:

In the expense example on page 2, we note that the waiver period is for less than 2 years. Please check the example table for the 3-year period. It appears that the 3-year number in the example should be about $299.

Response:

The expense example for the 3-year period is correctly shown in the expense example table because the expense limitation agreement provides for an initial expiration date of April 30, 2020. We note that the footnote to the fees and expenses table incorrectly states that the Fund’s expense limitation agreement has an initial expiration date of April 30, 2019. In the next filing, we will update this date to April 30, 2020 to correspond to the expense limitation agreement.

Comment:

Under the heading Principal Investment Strategies on page 2, please further clarify what the following sentence means for investors in plain English:

The fund’s managed payout program is designed to provide a higher level of income earlier in retirement, although a tradeoff of targeting a higher level of income earlier in retirement is that the income stream ultimately may not keep pace with inflation.

Response:

We intend to modify the disclosure as follows (new language underlined):

The fund’s managed payout program is designed to provide a higher level of income earlier in retirement, although a tradeoff of targeting a higher level of income earlier in retirement is that the income stream ultimately may not keep pace with inflation. While the fund will continue to target a 5% distribution rate, the income stream received from the fund later in retirement will likely decrease at a time when the overall costs of goods and services could continue to increase.

Comment:

A lot has been written about the “4% Withdrawal Rule” However, some experts have recently suggested that a 4% withdrawal rate might be too ambitious given today's low bond yields and lower projected returns for stocks. Please advise the staff the basis for using a 5% distribution rate.

(See, for example: http://money.cnn.com/2017/04/12/retirement/4-percent-rule/index.html). We note that Vanguard has a similar fund with a 4% payout with a 3 year rolling period. We also note that the 4% rule increases each year by rate of inflation and does not use a rolling 5 year period.

Response:

The 4% Withdrawal Rule is not comparable to the fund’s 5% managed payout program because it relies on a different distribution calculation. The 4% Withdrawal Rule is calculated by taking a 4% distribution on a starting balance and always taking the same dollar amount out each year (or, an inflation adjusted amount). Because the distribution amount is fixed, in poor market environments, an investor could run out of money. For example, if you assume an investor has $100 at retirement, the 4% Withdrawal Rule would result in a $4 annual withdrawal. If you further assume the portfolio always has a 0% return, then the investor would run out of money after 25 years because $4 is taken out each year.

Under the fund’s 5% managed payout program, on the other hand, an investor effectively cannot run out of money because the withdrawal amount will always automatically adjust based on how well the market is performing. In other words, in market environments where the annualized return is less than 5%, the withdrawal amount will decrease. Because the withdrawal amount is reactive to the portfolio’s returns, the possibility of running out of money is significantly decreased. Using the same stylized example (in this case without the 5-year smoothing calculation, to make the example easy), if you assume an investor has $100 at retirement, the fund’s 5% managed payout program would result in a $5 annual withdrawal. If you assume the portfolio always has a 0% return, in year 1, $5 would be paid out but the new balance would be $95; in year 2, the payout would decline to $95 multiplied by 5%, or $4.75; and in year 3, the payout would decline to $90.25 (the new balance) multiplied by 5%, or $4.51.

We note that in reality, the decline in annual income would not be as extreme as in this example because of the 5-year smoothing function, and also because the risk of 0% returns over an extended period is extremely low.

With respect to Vanguard’s fund with a similar payout methodology, we believe based on our research that a 5% distribution rate is reasonable and generally in line with many investors’ expectations, although we note that there is no specific distribution rate that would be deemed appropriate for all investors.

Comment:

It would be helpful if the expected payouts were shown in a chart. The 5% payout schedule may be difficult for investors to conceptualize.

Response:

As illustrated in the example to the above comment, the fund’s payouts are dependent on the fund’s returns for the previous five years, and are therefore unknown until the previous year’s returns are calculated. Therefore, we do not believe a chart would be helpful to shareholders since we are unable to predict any future specific payout amounts for the fund.

Comment:

Page 4 of the prospectus states the following:

The table also shows the sectors within those broad asset classes to which the portfolio will have exposure, and the expected allocations to the I Classes of T. Rowe Price Funds that will be used to represent those sectors.

Please explain to us: Are there other classes of this fund offered in separate prospectuses?

Response:

The language highlighted above is intended to inform shareholders that the fund will invest in the underlying funds’ I Classes rather than the underlying funds’ Investor Classes. For clarity, we intend to modify the sentence as follows (new language underlined):

The table also shows the sectors within those broad asset classes to which the portfolio will have exposure, and the expected allocations to the I Classes of the underlying T. Rowe Price Funds that will be used to represent those sectors.

Comment:

Page 12 of the prospectus states the following:

The target allocation assigned to a broad asset class (Stocks or Bonds) is not expected to vary from the fund’s prescribed neutral allocation by more than plus (+) or minus (-) five percentage (5%) points.

What about changes to the neutral allocations within the stock/bond asset classes? How significantly can those change?

Response:

As explained on page 2 of the prospectus, over time, the allocation to the broad asset classes (Stocks and Bonds), will change according to the predetermined “glide path” shown in the chart on page 3 of the prospectus. The glide path represents the shifting of asset classes over time and shows how the fund’s asset mix becomes more conservative–both prior to and after retirement–as time elapses.

Comment:

Page 14 of the prospectus states the following:

The fund’s Board may change the managed payout program without a shareholder vote if the Board determines such a change would be in the interest of shareholders.

This seems to be a significant risk because the Board can basically change the 5% payout structure at any time. This risk should be in the summary risk section.

Response:

We intend to add the following under the heading Principal Investment Strategies beginning on page 2 of the prospectus:

The fund’s Board may change the managed payout program without a shareholder vote if the Board determines such a change would be in the interest of shareholders.

In addition, under the heading Managed payout risk beginning on page 4, we intend to add the following:

The fund is subject to the risk that the managed payout program may change at any time, without shareholder approval.

Comment:

Many investors may not fully understand a return of capital. Please clarify in the prospectus that:

- Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

- Shareholders should not assume that the source of a distribution from the fund is net profit.

Response:

We intend to modify the disclosure under the heading Tax Considerations on page 14 as follows (new language underlined):

The fund generally expects to distribute to shareholders substantially all of its net income (e.g., interest and dividends) as well as substantially all of its net long-term and short-term capital gains (e.g., from the sale of its holdings or distributions from other funds it holds). In addition, due to the nature of its managed payout program, the fund may make distributions that are treated as a return of capital. Shareholders who receive periodic distributions consisting of a return of capital may be under the impression that they are receiving net profits when they are not. A return of capital is a distribution from the shareholder’s investment principal, rather than net profits from the fund’s returns. Shareholders should not assume that the source of a distribution from the fund is net profit.

Comment:

Should there also be corresponding disclosure about the risk that the Fund's investment strategy will not keep pace with inflation?

Response:

We intend to add the following under the heading “Managed payout risk” beginning on page 4:

The fund’s income stream may not keep pace with the increase in the prices of goods and services over time (i.e., inflation).

Comment:

Page 42 of the prospectus states the following:

If your shares are held through a financial intermediary, T. Rowe Price may rely on the financial intermediary to assess any applicable liquidity fees or impose redemption gates on underlying shareholder accounts. In certain situations, T. Rowe Price enters into agreements with financial intermediaries maintaining omnibus accounts that require the financial intermediary to assess liquidity fees or redemption gates. There are no assurances that T. Rowe Price will be successful in ensuring that all financial intermediaries will properly assess the fees.

We suggest that you mention the requirements of Rule 22c-2(a)(2) regarding “shareholder information agreements.” Investors should be informed that their taxpayer IDs and a record of their transactions may be turned over to the Fund by their broker upon a request from the Fund.

Response:

Rule 22c-2(a)(2) requires a fund (or its principal underwriter) to “enter into a written agreement with each of its financial intermediaries under which the intermediary agrees to (i) provide, at the fund’s request, identity and transaction information about shareholders who hold their shares through an account with the intermediary, and (ii) execute instructions from the fund to restrict or prohibit future purchases or exchanges.” Rule 22c-2(a)(2) does not require financial intermediaries to assess liquidity fees or redemption gates but instead requires intermediaries to limit excessive short-term trading.

In light of the foregoing, we intend to modify the following disclosure that appears under the heading Excessive and Short-Term Trading Policy, as part of the fund’s discussion of financial intermediary accounts (new language underlined):

However, T. Rowe Price monitors aggregate trading activity at the financial intermediary (omnibus account) level in an attempt to identify activity that indicates potential excessive or short-term trading. If it detects such trading activity, T. Rowe Price may contact the financial intermediary to request personal identifying information and transaction histories for some or all underlying shareholders (including plan participants, if applicable) pursuant to a written agreement that T. Rowe Price has entered into with each financial intermediary. Any non-public personal information provided to the fund (for example, a shareholder’s taxpayer identification number or transaction records) is subject to the fund’s privacy policy. If T. Rowe Price believes that excessive or short-term trading has occurred and there is no exception for such trades under the funds’ Excessive and Short-Term Trading Policy previously described, it will instruct the financial intermediary to impose restrictions to discourage such practices and take appropriate action with respect to the underlying shareholder, including restricting purchases for 30 calendar days or longer. Each financial intermediary has agreed to execute such instructions pursuant to a written agreement.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Vicki Horwitz at 410-577-5024 or Darrell N. Braman at 410-345-2013.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.